UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER:

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Notis Global, Inc.

Former Name if Applicable

Address of Principal Office (Street and Number)

600 Wilshire Blvd., Ste. 1500

City, State and Zip Code

Los Angeles, CA 90017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to working capital constraints, the Company is presently unable to pay all amounts owed to its independent registered public accounting firm in connection with its review of the Company’s quarterly report on Form 10-Q for the period ending June 30, 2016.

The Company is currently seeking to raise the capital necessary to pay for the review of the quarterly report. No assurance can be given as to when such funds can be raised, the terms of any transaction whereby the funds may be raised or when, if ever, the review can be completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jeffrey Goh	(800)	762-1452
Name	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a consolidated net loss of approximately $2,878,000, for the quarter ended June 30, 2016, as compared to a consolidated net loss of approximately $11,395,000 for the quarter ended June 30, 2015, and a consolidated net loss of approximately $1,630,000 for the six month period ended June 30, 2016, as compared to a consolidated net loss of approximately $15,829,000 for the six month period ended June 30, 2015.

The decrease in net loss of approximately $8,517,000 for the quarter ended June 30, 2016 was due to decreases in amortization of debt discount by approximately $3,485,000, general and administrative expenses by approximately $2,753,000, and financing costs by approximately $1,230,000.

The decrease in net loss of approximately $14,198,000 for the six months ended June 30, 2016 was due to an increase in gross profit by approximately $1,257,000 offset by various decreases in expenses. These expenses primarily include decreases in the fair value of the derivative liability of approximately $6,267,000 and the fair value of the warrant liability by approximately $997,000, decreased amortization of debt discount of approximately $3,436,000 and reduced general and administrative expenses of approximately $2,888,000.

This unaudited financial information is preliminary based upon estimates and currently available information. Furthermore, the financial information presented above does not constitute a comprehensive statement of the Company’s financial results for the quarter or six month period ended June 30, 2016, and the Company’s final results may differ from these estimates. The Company’s independent registered public accounting firm has not reviewed, and does not express an opinion with respect to, this information.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as “believe,” “estimate,” “project,” “intend,” “expect,” “plan,” “anticipate,” and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements.

Our actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including, but not limited to, a continued decline in general economic conditions nationally and internationally; decreased demand for our products and services; market acceptance of our products; the ability to protect our intellectual property rights; impact of any litigation or infringement actions brought against us; the outcome of litigation or regulatory proceedings, including those related to the SEC investigation of our revenue recognition methodologies and the restatement of our consolidated financial statements; the regulation and legalization of marijuana; risks in product development; inability to raise capital to fund continuing operations; and other factors.

We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NOTIS GLOBAL, INC.

(Name of registrant as specified in charter)

Dated: August 16, 2016	By:	/s/ Jeffrey Goh
Jeffrey Goh
President and Chief Executive Officer (Principal Executive and Principal Financial Officer)